ASSET PURCHASE AGREEMENT
This Asset Purchase Agreement (this “Agreement”), dated effective as of August 12, 2013 (the “Effective Date”), is made by and between Triad Hunter, LLC, a Delaware limited liability company (“Triad”), and MNW Energy, LLC, an Ohio limited liability company (“MNW”) (each a “Party,” and together, the “Parties”).
RECITALS:
WHEREAS, MNW intends to acquire, as the sole lessee or sublessee (as the case may be), oil and gas leases (the “Leases”) from those parties set forth in Exhibit A hereto and identified as “G” in column G/HBP thereof (each a “Lessor,” and collectively, the “Lessors”), and subleases of oil and gas leases (the “Subleases”), also set forth on Exhibit A hereto and identified as “HBP” in column G/HBP thereof (each a “Sublessor,” and collectively, the “Sublessors”), covering lands collectively referred to as the “Leased Premises” (the Leases and Subleases are sometimes together referred to as the “Assets”); and

WHEREAS, MNW desires to assign the Assets to Triad, and Triad desires to accept the Assets from MNW in the manner and subject to the terms and conditions set forth in this Agreement.
NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby mutually acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1
Assignment OF ASSETS

Section 1.Assignment. Should MNW acquire any of the Assets, then, upon the terms and subject to the conditions of this Agreement and of the Assignment of Oil and Gas Leases and Subleases to be executed by Triad and MNW at each Closing (as defined in Section 2.8 hereof) in the form attached hereto as Exhibit C hereto (the “Assignment”), MNW covenants and agrees to assign all of its right, title and interest in, to and under the Assets to Triad. Each Lease and its associated form of memorandum shall be in the forms attached as Exhibit D hereto, and each Sublease and its associated memorandum shall be in the forms attached as Exhibit E hereto (with such deviations in forms of memoranda as Triad may approve from time to time). Triad shall have no obligation to Close upon more than a combined total of thirty-two thousand (32,000) Net Mineral Acres (as defined below), including both Leases and Subleases, although Triad shall have the right to accept more acreage in its sole discretion. “Net Mineral Acre” means the product of (a) the total gross number of acres of oil and gas in which MNW has an interest, multiplied by (b) the percentage of MNW’s interest therein. (For example, if the Leased Premises contains 20 gross acres of oil and gas, and MNW holds a 50% interest therein, then MNW would own 10 Net Mineral Acres).
Section 2.Replacement Acreage. Should Triad decline to Close upon any of the Assets due to Title Defects or Lease Defects pursuant to Section 2.5 hereof, MNW shall present additional leases or subleases within the Replacement Acreage area as described in Exhibit B hereto except as otherwise mutually agreed by the Parties in writing (“Replacement Acreage”) such that the Assets Closed upon hereunder consist of up to thirty-two thousand (32,000) Net Mineral Acres; provided, however, that:
(a)    for purposes of clarity, all of the representations and warranties of MNW herein shall apply to the Replacement Acreage portion of the Assets;

(b)    any Lease or Sublease constituting Replacement Acreage shall include not less than twenty (20) gross acres unless adjacent to another tract of the Leased Premises or other acreage owned or controlled by Triad;
(c)    for purposes of clarity, in no event shall Triad have any obligation to Close on more than thirty-two thousand (32,000) Net Mineral Acres of Assets, including any Replacement Acreage presented hereunder;
(d)    the last Replacement Acreage shall be submitted no later than fifteen (15) months after the Effective Date; and
(e)    MNW shall not present any more than sixteen thousand (16,000) Net Mineral Acres of Replacement Acreage without Triad’s consent.
Section 3.Purchase Price. (a) Subject to Triad’s satisfaction with MNW’s, the Lessors’ and the Sublessors’ title in, to and under their respective interests in the Assets pursuant to its Title and Lease Examination under Section 2.1 hereof, Triad shall pay to MNW, at Closing pursuant to Section 2.8 hereof, Four Thousand Four Hundred Forty-One Dollars and Twenty-Five Cents ($4,441.25) per Net Mineral Acre of the Leased Premises (the “Purchase Price”); provided, however, that with respect to the Subleases, the Purchase Price shall be reduced to Three Thousand Three Hundred Thirty Dollars and Ninety-Four Cents ($3,330.94) per Net Mineral Acre of any portion of the Leased Premises thereunder with respect to which the Base Lease (as defined below) contains a Lease Defect (as defined in Section 2.1 hereof) for which MNW is unable to deliver an amendment substantially curing such Lease Defect, but which Triad is nevertheless willing to accept pursuant to Section 2.5 hereof. “Base Lease” means each underlying oil and gas lease that is sublet to MNW under a Sublease.
(b)    Notwithstanding the foregoing, a portion of the Purchase Price equal to one-half percent (0.5%) of the Purchase Price (the “Escrow Funds”) shall be held by Triad in escrow at Closing. MNW shall earn the Escrow Funds by performing certain services for Triad as provided for under the Earn-out Agreement attached as Exhibit F hereto (the “Earn-out Agreement”), which Earn-Out Agreement shall be executed and delivered by the Parties concurrently with this Agreement.

ARTICLE 2
ARTICLE 3TITLE AND LEASE EXAMINATION and CLOSING
Section 1.Review Period. Triad shall have the period not to exceed ten (10) months following the effective date (i.e., the date of mutual execution by MNW and the applicable Lessor or Sublessor) of the relevant Lease or Sublease (the “Review Period”) in which to examine MNW’s, the Lessors’ or Sublessors’ title in, to or under their respective interests in the Assets and the provisions of the Base Leases (“Title and Lease Examination”). Triad shall provide written notice to MNW prior to expiration of the Review Period of any: (a) defects, deficiencies, clouds on title, contrary claims of title, ownership of less than one hundred percent (100%) of the Leased Premises or the working interest therein, or other matters discovered by Triad during its Title and Lease Examination which Triad reasonably believes could constitute a defect in MNW’s, the Lessors’ or Sublessors’ title in, to or under their respective interests in the Assets based upon title standards regularly applied by attorneys licensed in the State of Ohio who regularly practice mineral law and/or, to the extent applicable, the Ohio Marketable Title Act (a “Title Defect”); and/or (b) Non-Compliance Notice received under (and as defined in) Sections 20(g) or 20(h) of any Sublease, any actual or threatened proceedings as discussed in Section 20(h) of any Sublease, or any provisions of any Base Lease (or lack of provisions) that are not reasonably satisfactory to Triad in good faith, including, but not limited to, absent or materially deficient or onerous assignment, pooling/unitization or termination provisions or other provisions the inclusion or absence (as the case may be) or judicial determination of the Base Lease of which materially reduces the value of a Base Lease in the reasonable opinion of Triad (a “Lease Defect”). The Lease Defects may not be related to size of the acreage covered by the Base Lease or the location of the acreage. MNW hereby acknowledges and agrees that the duration of the Review Period is reasonable and acceptable to MNW in light of the size and scope of the acquisitions contemplated by this Agreement and is part of the essence of Triad’s bargain in entering into this Agreement.
Section 2.Notice and Definition of Title Defect or Lease Defect. To assert a claim in respect of any Title Defect or Lease Defect, Triad must give written notice to MNW (“Defect Notice”) prior to the expiration of the Review Period which shall include (a) a description of the Title Defect or Lease Defect with relevant documents from the title report, (b) a statement of which Lease or Sublease the Title Defect affects, and (c) if a Title Defect is incurable, a statement to such effect, and why.
Section 3.Response to Notices; Failure to Respond. MNW shall have thirty (30) days following receipt of a Defect Notice in which to provide a written response to Triad, either:
(a)acknowledging that the Title Defect or Lease Defect (as the case may be) exists and that MNW will cure such Title Defect or Lease Defect (a cure to a Lease Defect being an amendment of the Lease that is reasonably satisfactory to Triad) within the Cure Period provided for in Section 2.4 hereof;
(b)objecting to the existence of the Title Defect or Lease Defect or any of the information or statements contained in the Defect Notice; or
(c)if necessary, acknowledging and agreeing that the Title Defect or Lease Defect exists but that it cannot be cured within the Cure Period.
Failure of MNW to respond within the timeframe provided above shall constitute a waiver of MNW’s right to object to the Title Defect(s) or Lease Defect(s) specified in the Defect Notice, or to state that any Title Defect or Lease Defect cannot be cured within the Cure Period, and MNW shall be obligated to cure such Title Defect(s) or Lease Defect(s) in accordance with Section 2.4 hereof, unless the Defect Notice states that the Title Defect(s) or Lease Defect(s) was incurable, in which case the provisions of Section 2.5 hereof shall apply.
Section 4.Cure of Title Defects and Lease Defects. If MNW indicates that it will cure a Title Defect or Lease Defect (or MNW becomes obligated to cure a Title Defect or Lease Defect as a result of the waiver discussed in Section 2.3 hereof) or a determination is made through arbitration pursuant to Section 2.6 hereof that MNW shall cure the Title Defect or Lease Defect, MNW shall have thirty (30) days after the date of the Defect Notice or after the final decision of the arbitrator, as applicable (the “Cure Period”), to cure the underlying Title Defect or Lease Defect at its sole cost, risk, and expense. The Cure Period shall be extended for up to ninety (90) additional days by request of either Party (or longer, at Triad’s discretion). If MNW commences litigation for such curative action within the Cure Period and thereafter diligently pursues it and provides monthly written updates to Triad on the status of its curative efforts, then the Cure Period shall be deemed extended by mutual agreement for a period not to exceed one (1) year except as otherwise mutually agreed. If MNW fails to cure such a Title Defect or Lease Defect within the Cure Period (as it may be extended as provided above), Triad shall have the right, at its sole and absolute discretion, by providing notice to MNW, to either (a) cure the Title Defect or Lease Defect, in which case the reasonable costs of such cure shall be paid by MNW through a reduction in the Purchase Price on the applicable Lease or Sublease not to exceed four percent (4%) of the gross Purchase Price, or (b) declare the Title Defect or Lease Defect incurable, in which case the provisions of Section 2.5 hereof shall apply to such Title Defect or Lease Defect.
Section 5.Incurable or Cost Prohibitive Title Defects, Lease Defects, Inaccuracies, and Breaches. In the event that:

(a)	the Parties mutually agree, or a determination is made through arbitration pursuant to Section 2.6 hereof, that a Title Defect or Lease Defect is incurable or incurable within the Cure Period;

(b)	MNW fails to timely respond to the Defect Notice and, pursuant to the last sentence of Section 2.4 hereof, the provisions of this Section 2.5 apply;

(c)	Triad notifies MNW of its election to declare a Title Defect or Lease Defect incurable in accordance with Section 2.4 hereof;

(d)	the Parties mutually agree, or a determination is made through arbitration, that the cost to cure a Title Defect or Lease Defect exceeds the amount of the Purchase Price;

(e)
any of MNW’s representations and warranties contained in Section 3.2 hereof are materially inaccurate (an “Inaccuracy”) and MNW has failed to cure such Inaccuracy within a reasonable period of time; or

(f)	MNW has materially breached its obligations under Article 4 hereof (a “Breach”) and has failed to cure such Breach within a reasonable period of time;
then Triad shall have the right, in its sole and discretion, to either:

(i)	waive some or all of such Title Defect, Lease Defect (subject, nevertheless, to the adjustment in Purchase Price discussed in Section 1.3 hereof), Inaccuracy or Breach; or

(ii)	decline to Close upon the applicable Lease or Sublease.
In the event that Triad properly declines to Close upon a Lease or Sublease in accordance with the foregoing subsection (ii), MNW shall not be entitled to the Purchase Price for such Lease or Sublease.
Section 6.Arbitration. Any dispute related to this Article 2 that the Parties cannot resolve shall be submitted, at either Party’s election, to final and binding arbitration, to be held in Washington County, Ohio before one (1) neutral arbitrator selected by mutual agreement of the Parties. The selected arbitrator must have at least five (5) years of experience in oil and gas law in the State of Ohio. If the Parties cannot agree on the neutral arbitrator, then either Party may apply to the Washington County, Ohio Court of Common Pleas for the appointment of a neutral arbitrator. The arbitration shall proceed in accordance with the rules established by the neutral arbitrator. A final award shall be issued within ninety (90) days from the date of delivery of the demand to arbitrate. The final award shall be in writing and shall be final, conclusive and binding. Judgment on any award rendered by the arbitrator may be entered in any court of competent jurisdiction. Each Party to the arbitration shall bear its own arbitration costs and expenses. The Parties agree upon arbitration pursuant to the provisions of this Section 2.6 as the sole and exclusive forum only regarding disputes related to this Article 2.
Section 7.Coordination. In the event that Triad gives a Defect Notice to MNW, MNW shall give an identical Defect Notice to the Lessor or Sublessor, as the case may be, under the applicable Lease or Sublease. MNW shall promptly inform Triad of such Lessor’s or Sublessor’s response to such notice, or of any failure to respond. In the event that such Lessor or Sublessor elects to arbitrate any matter under their Lease or Sublease, Triad shall be entitled to participate in such arbitration.
Section 8.Time and Place of Closing. Subject to the terms and conditions of this Agreement, closing on the Assets shall take place in multiple closings (each a “Closing”), at a location or locations in Washington County reasonably agreed upon by the Parties. Each Closing shall be scheduled upon Triad providing notice to MNW that Triad is satisfied with MNW’s, the Lessors’ and Sublessors’ title in, to and under the Assets proposed to be Closed upon, and shall be scheduled in sequence with the other Closings such that the Purchase Price due at any one (1) Closing shall be approximately Fifteen Million Dollars ($15,000,000) (the “Closing Threshold”) (subject to Triad’s right to waive the Closing Threshold). Notwithstanding the foregoing, each time that Assets with a Purchase Price value approximately equal to the Closing Threshold have satisfied the title and lease review and approval conditions of this Article 2, Triad shall schedule Closing thereon. The date of each Closing (a “Closing Date”) shall be specified by Triad to MNW at least seven (7) days in advance of such Closing, but in no event once the Closing Threshold is met with respect to a set of Assets shall the Closing Date thereon be scheduled more than twenty-one (21) days after achieving the Closing Threshold. Regardless of whether or not the Closing Threshold is reached, Triad commits to Close at least every thirty (30) days on all acreage that has cleared Title and Lease Examination.
Section 9.Obligations of Parties at Closing. At each Closing:

(a)
Triad and MNW shall execute and deliver a closing certificate (each a “Closing Certificate”), to be prepared by Triad, containing the amount of the Purchase Price, and the Escrow Funds associated therewith (including the calculations thereof), due with respect to the Lease or Sublease being Closed upon;

(b)
the applicable Lessor or Sublessor shall execute and deliver a ratification document (each a “Ratification”), to be prepared by Triad, re-affirming the continuing truth and accuracy of such Lessor’s or Sublessor’s representations and warranties set forth their Lease or Sublease, and their compliance with the covenants set forth therein, and ratifying such Lease or Sublease as in effect and enforceable, as of the Closing Date, the forms of which Ratification (as they would pertain to Lessors or Sublessors) are attached as Exhibit G hereto;

(c)
the Parties shall execute and deliver an Assignment (or multiple Assignments, as may be required by Triad) transferring and identifying the Assets being Closed upon, together with originals of the applicable Leases and Subleases and the recorded memoranda thereof;

(d)
Triad shall deliver to MNW a check (or, if requested by MNW, a wire transfer) for immediately available funds for the amount of the Purchase Price (not including the applicable Escrow Funds) due at such Closing; and

(e)	the Escrow Funds shall be placed in a separately identified account for MNW.
The Closing Certificates, the Ratifications and the Assignments (including the originals of the applicable Leases and Subleases and the recorded memoranda thereof delivered therewith) are hereinafter collectively referred to as the “Closing Documents.”
Section 10.Binding Obligations. Triad shall be obligated to buy and MNW obligated to sell the Assets, up to total of thirty-two thousand (32,000) Net Mineral Acres described in Exhibit A hereto (or such Replacement Acreage as is offered and accepted pursuant to Section 1.2 hereof), subject to: (i) the execution and delivery of this Agreement, the Earn-out Agreement, and the Closing Documents by Triad, MNW, the Lessors and Sublessors (as the case may be); (ii) Triad’s satisfaction with MNW’s, the Lessors’ or Sublessors’ title in, to or under their respective interests in the Assets, and with the terms of the Leases, pursuant to Article 2 hereof; and (iii) compliance of MNW with its representations, warranties and covenants contained in this Agreement, the Earn-out Agreement, and the Closing Documents.

Section 11.No Merger. Neither Closing nor the execution and delivery of any Closing Document shall terminate any of the representations, warranties, covenants, indemnities, promises or undertakings in this Agreement or in any Lease or Sublease, all of which shall survive.
ARTICLE 4
ARTICLE 5REPRESENTATIONS AND WARRANTIES
Section 1.Representations and Warranties of Triad. Triad represents and warrants the following to MNW as of the Effective Date and as of the Closing Dates:
(a)Existence and Qualification. Triad is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly qualified to do business in the State of Ohio.
(b)Power and Authority. Triad has all necessary and appropriate power and authority to enter into and perform this Agreement, the Earn-out Agreement and the Closing Documents to which Triad is a party and to consummate the transactions contemplated herein and therein.
(c)Authorization and Enforceability. The execution, delivery and performance of this Agreement, the Earn-out Agreement and the Closing Documents to which Triad is a party, and the performance of the transactions contemplated herein and therein, have been duly and validly authorized by all necessary corporate action on the part of Triad. This Agreement and the Earn-out Agreement have been duly executed and delivered by Triad (and all Closing Documents required hereunder to be executed and delivered by Triad at Closing will be duly executed and delivered by Triad) and constitute, and at Closing such documents will constitute, the valid and binding obligations of Triad.
(d)No Conflicts. The execution, delivery and performance by Triad of this Agreement, the Earn-out Agreement and the Closing Documents to which Triad is a party, and the transactions contemplated herein and therein by Triad, will not (i) violate any provision of Triad’s governing documents, (ii) require the consent of any third party, or constitute a default, under any agreement to which Triad is a party, (iii) violate any judgment, order, ruling, or regulation applicable to Triad as a party-in-interest, (iv) violate any Laws (as defined below) applicable to Triad, or (v) require any filing with, notification of, or consent, approval or authorization of any governmental body. “Laws” means all statutes, laws, rules, regulations, ordinances, decrees, orders, writs, injunctions and codes of governmental bodies.
(e)Bankruptcy. There are no bankruptcy, reorganization or receivership proceedings pending against, being contemplated by, or threatened against Triad.
(f)Litigation. There are no actions, suits, judgments, proceedings, claims, condemnations, audits, proceedings or environmental liabilities that have been threatened or served on Triad or which are reasonably likely to impair Triad’s ability to perform its obligations under this Agreement, the Earn-out Agreement or the Closing Documents to which Triad is a party or adversely affect this Agreement, the Earn-out Agreement or the Closing Documents to which Triad is a party or any provisions contained herein or therein.
(g)Financing. Triad has sufficient cash, assets capable of liquidation, available lines of credit or other sources of available funds to enable it to pay the Purchase Price of the 32,000 acres contemplated herein at the Closings when and as it falls due.
Section 2.Representations and Warranties of MNW. MNW represents and warrants the following to Triad as of the Effective Date and as of the Closing Dates:
(a)Existence and Qualification. MNW is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Ohio and is duly qualified to do business in the State of Ohio.
(b)Power and Authority. MNW has all necessary and appropriate power and authority to enter into and perform this Agreement, the Earn-out Agreement and the Closing Documents to which MNW is a party and to consummate the transactions contemplated herein and therein.
(c)Authorization and Enforceability. The execution, delivery and performance of this Agreement, the Earn-out Agreement and the Closing Documents to which MNW is a party, and the performance of the transactions contemplated herein and therein, have been duly and validly authorized by all necessary corporate action on the part of MNW. This Agreement and the Earn-out Agreement have been duly executed and delivered by MNW (and all Closing Documents required hereunder to be executed and delivered by MNW at Closing will be duly executed and delivered by MNW) and constitute, and at Closing such documents will constitute, the valid and binding obligations of MNW.
(d)No Conflicts. The execution, delivery and performance by MNW of this Agreement, the Earn-out Agreement and the Closing Documents to which MNW is a party, and the transactions contemplated herein and therein by MNW, will not (i) violate any provision of MNW’s governing documents, (ii) require the consent of any third party, or constitute a default, under any agreement to which MNW is a party, (iii) violate any judgment, order, ruling, or regulation applicable to MNW as a party-in-interest, (iv) violate any Laws applicable to MNW, or (v) require any filing with, notification of, or consent, approval or authorization of any governmental body.
(e)Bankruptcy. There are no bankruptcy, reorganization or receivership proceedings pending against, being contemplated by, or threatened against MNW.
(f)No Brokerage Agreements. Unless expressly disclosed to Triad, MNW has not retained any real estate broker or agent so as to entitle such broker or agent to any commission in connection with this Agreement or the Assignment or any amounts payable to MNW hereunder or thereunder and to the extent that MNW does engage any such broker or agent, MNW shall be solely responsible for their fees. In no event shall Triad be liable for any brokerage fees from anyone.
(g)Litigation. There are no actions, suits, judgments, proceedings, claims, condemnations, audits, proceedings or environmental liabilities that have been threatened or served on MNW or which are reasonably likely to impair MNW’s ability to perform its obligations under this Agreement, the Earn-out Agreement or the Closing Documents to which MNW is a party or adversely affect this Agreement, the Earn-out Agreement or the Closing Documents to which MNW is a party or any provisions contained herein or therein.
(h)Further Representations and Warranties. The representations and warranties of the Lessors and Sublessors, as made and set forth in the Leases and Subleases, are true and correct.
ARTICLE 6
ARTICLE 7COVENANTS OF THE PARTIES
Section 1.Access to Leased Premises. During the Review Period, MNW shall procure for Triad and its representatives reasonable access to Leased Premises for any purposes reasonably required by Triad in connection with its Title and Lease Examination, including, without limitation, inspecting the Leased Premises for previous oil and gas operations and surveying the Leased Premises, all at the sole cost and expense of Triad.
Section 2.Actions Impairing Title. During the Review Period, MNW shall not do any of the following without the prior written consent of Triad:
(a)release all or any portion of the Assets, or otherwise waive any right or remedy with respect to the Assets;
(b)grant, create or permit the creation of any Encumbrance (as defined below) on any of the Assets;
(c)amend any Lease or Sublease;
(d)waive, compromise, or settle any claim that would affect the Assets (including the ownership, operation or value of the Assets);
(e)sell, lease or otherwise dispose of all or any portion of the Assets;
(f)consent to the commencement of any operations for the drilling or completing of any new well or any other operation on the Leased Premises or lands pooled therewith that would produce oil and gas from the depths covered by the Assets;
(g)enter into any contract or agreement with respect to the Assets (other than this Agreement or the Assignments);

(h)plug or abandon any well that is holding the Leased Premises by production; or
(i)commit to, or give consent for any Lessor, Sublessor or third party to, do any of the foregoing.
“Encumbrance” means any overriding royalty interest, charge, burden, claim, community or other marital property interest, condition, equitable interest, lien, option, pledge, security interest, mortgage, right of way, easement, encroachment, servitude, right of first option, right of first refusal or similar restriction, including any restriction on use, voting (in the case of any security or equity interest), transfer, receipt of income or exercise of any other attribute of ownership.
Section 3.Conversion.    In the event that a Sublessor also owns the oil and gas estate subject to the associated Base Lease in fee simple, Triad may, at its option and with written notice to MNW, require MNW to procure from such Sublessor a termination of the Base Lease, except for rights not covered by the Sublease, and to subsequently execute a new Lease with MNW covering the rights so released (it being the intention of the Parties that a such Leased Premises not be subject to a Sublease where the Sublessor also holds the right to Lease such Leased Premises), which Lease shall be assigned by MNW to Triad at Closing.

Section 4.Certain Other Covenants Regarding the Assets. Except as may otherwise be expressly provided herein or expressly agreed to by Triad, during the Review Period, MNW shall:
(a)promptly notify Triad of the receipt of, and furnish a copy (to the extent available) of, any notice, claim or threat which becomes known to MNW relating to (i) any default or breach under, (ii) the termination or cancellation (or threat of termination or cancellation) of, or (iii) the representations and warranties of any Lessor or Sublessor under, any of the Leases, Subleases or Base Leases; and
(b)record a memorandum of Lease or Sublease (as the case may be) reasonably promptly after the execution of each Lease and Sublease by MNW and the applicable Lessor or Sublessor, and perform all other acts that are necessary to maintain MNW’s rights in, to and under the Assets in full force and effect, and pay timely all costs and expenses incurred by MNW in connection with the Assets.
Section 5.Copies of Leases, Subleases and Memoranda Thereof. Within seven (7) business days after the date of mutual execution and delivery by MNW and any Lessor or Sublessor of any Lease or Sublease and any memorandum thereof (i.e., the effective date thereof), MNW shall deliver to Triad a true, correct and complete copy of each such document as executed by MNW and the applicable Lessor or Sublessor. The Parties acknowledge and agree that other than the Replacement Acreage, it is contemplated that substantially all of the Leases and Subleases and their associated memoranda will be executed and delivered by MNW and the applicable Lessor or Sublessor within sixty (60) days after the Effective Date. Within seven (7) business days after MNW receives from the recorder’s office the recorded memorandum of any Lease or Sublease, MNW shall deliver a true, correct and complete copy thereof to Triad. Electronic copies meet the requirements of this Section 4.5.
Section 6.Copies of Lease and Sublease Files. Within ten (10) days after Closing, MNW shall deliver to Triad all originals and copies (as the case may be) of the balance of any Lease and Sublease files, including, without limitation, copies of all checks and other records of payments to Lessors and Sublessors.
ARTICLE 8
ARTICLE 9MISCELLANEOUS
Section 1.Public Announcements. Unless and until Triad makes a public announcement of the transactions contemplated by this Agreement, MNW shall not make any press release or other public announcement regarding the transactions contemplated by this Agreement without the prior written consent of Triad.
Section 2.Further Assurances. After Closing, each Party agrees to take such further actions and to execute, acknowledge and deliver all such further documents as are reasonably requested by the other Party for carrying out the purposes of this Agreement or of any document delivered pursuant to this Agreement.

Section 3.Indemnities. Each Party shall indemnify the other as follows:
(a)    Subject to the limitations in Section 5.6 hereof, Triad hereby covenants and agrees to indemnify, defend, and hold harmless MNW and its employees, representatives, agents, officers, directors, members, successors and assigns from and against any and all suits, causes of action, losses, damages, claims, expenses, demands, fines, penalties, harms, liabilities, costs, deaths, illnesses and injuries, of every kind and nature, caused by, arising out of, or in any manner related to: (i) any breach by Triad of its representations, warranties, covenants or agreements under this Agreement; or (ii) any failure by Triad to perform its obligations under, and comply with the terms or conditions of, any Lease or Sublease after the Closing thereon.
(b)    Subject to the limitations in Section 5.6 hereof, MNW hereby covenants and agrees to indemnify, defend, and hold harmless Triad and its employees, representatives, agents, officers, directors, members, successors and assigns from and against any and all suits, causes of action, losses, damages, claims, expenses, demands, fines, penalties, harms, liabilities, costs, deaths, illnesses and injuries, of every kind and nature, caused by, arising out of, or in any manner related to: (i) any breach by MNW of its representations, warranties, covenants or agreements under this Agreement; or (ii) any failure by MNW to perform its obligations under, and comply with the terms or conditions of, any Lease or Sublease prior to the Closing thereon.
Section 4.Breach and Remedies. In the event that either Party breaches any part of this Agreement, in addition to any rights that are expressly provided for in this Agreement, the non-breaching Party shall be entitled to any and all rights and remedies at law, in equity or otherwise except as limited by Sections 2.6 and 5.6 hereof; provided, however, that no one (1) remedy, whether or not exercised by a Party, shall be deemed to be an exclusion of any of the other remedies available to such Party pursuant to this Agreement. The Parties acknowledge and agree that money damages may not be sufficient in the event of a breach of this Agreement, and the Parties agree that the non-breaching Party, without limitation of its other rights and remedies available at law or in equity, shall be entitled to seek specific performance, injunctive relief or equitable relief as a remedy for any breach hereunder. Notwithstanding the foregoing the Parties’ remedies on breach are limited as applicable by Sections 2.6 and 5.6 hereof as set forth therein.
Section 5.Notices. (a) All notices which are required or may be given pursuant to this Agreement shall be sufficient in all respects if given in writing and delivered personally, by telefax (in which case the day received shall be the first business day after the date shown on the fax confirmation for such fax), by overnight delivery with a reputable delivery company (such as FedEx or UPS) or by registered or certified mail, postage prepaid, as follows:
If to Triad:        Triad Hunter, LLC
125 Putnam Street
Marietta, OH 45750
Attn: Vice President - Land
Facsimile: (740) 376-0462

If to MNW:	MNW Energy, LLC
P.O. Box 37
105 Skyvue Circle
Marietta, OH 45750-0037
Attn: J. Douglas Mallett, Chief Financial Officer
Facsimile: (740) 376-9998

(b)    Either Party may change its address for notice purposes by giving notice to the other Party in the manner set forth above. All notices shall be deemed to have been duly given at the time of receipt by the Party to which such notice is addressed, if received during normal business hours, or on the next business day, if received outside of normal business hours.
Section 6.No Consequential Damages. NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, NEITHER PARTY SHALL BE LIABLE FOR PUNITIVE, INDIRECT, INCIDENTAL, EXEMPLARY OR CONSEQUENTIAL LOSSES OR DAMAGES WHATSOEVER FOR ANY MATTER RELATING TO OR ARISING OUT OF THIS AGREEMENT, INCLUDING LOSS OF PROFITS, WHETHER BASED UPON BREACH OF CONTRACT, BREACH OF WARRANTY, TORT LIABILITY (INCLUDING NEGLIGENCE AND STRICT LIABILITY), STRICT LIABILITY, OR OTHER LEGAL OR EQUITABLE THEORY.
Section 7.Governing Law; Jurisdiction and Venue. This Agreement and the legal relations between the Parties hereunder shall be governed by and construed in accordance with the laws of the State of Ohio without regard to its conflicts of law principals. Excepting the arbitration of disputes pertaining to Section 2 hereof as provided in Section 2.6 hereof, jurisdiction and venue with respect to any disputes arising hereunder shall be in state courts sitting in Washington County, Ohio, or corresponding federal courts, and their respective courts of appeal.
Section 8.Amendments; Waivers. This Agreement may be amended or modified only by an agreement in writing executed by both Parties. Any failure by either Party to comply with any of its or their obligations, agreements or conditions herein contained may be waived in writing, but not in any other manner, by the Party to whom such compliance is owed. No waiver of, or consent to a change in, any of the provisions of this Agreement shall be deemed or shall constitute a waiver of, or consent to a change in, other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.
Section 9.Entire Agreement. This Agreement, the Earn-out Agreement and the Closing Documents executed and delivered at Closing constitute the entire understanding and agreement between the Parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties pertaining to the subject matter hereof.
Section 10.No Third-Party Beneficiaries. There are no third party beneficiaries of this Agreement, the Earn-out Agreement or any Closing Document, and nothing herein is intended to confer or entitle upon any third party any legal or equitable right, remedy or benefit of any nature whatsoever under or by reason hereof or thereof.
Section 11.Binding Effect. This Agreement, the Earn-out Agreement and the Closing Documents shall be binding upon and inure to the benefit of the Parties and their successors and permitted assigns.
Section 12.Construction. Both Parties have had substantial input into the drafting and preparation of this Agreement and the forms of Assignment, Lease and associated memorandum, Sublease and associated memorandum, Earn-out Agreement, and Ratifications, and have had the opportunity to exercise business discretion in relation to the negotiation of the details of the transactions contemplated hereby and thereby. This Agreement and the forms of Assignment, Lease and associated memorandum, Sublease and associated memorandum, Earn-out Agreement, and Ratifications are the result of arm’s-length negotiations of the Parties from equal bargaining positions. In the event of a dispute over the meaning or application of this Agreement or the forms of Assignment, Lease and associated memorandum, Sublease and associated memorandum, Earn-out Agreement, or Ratifications (or such documents as executed and delivered), it shall be construed fairly and reasonably and neither more strongly for nor against either Party.
Section 13.Severability. If any term or other provisions of this Agreement is held invalid, illegal or incapable of being enforced under any rule of law, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in a materially adverse manner with respect to either Party.
Section 14.No Top Lease. During the term of this Agreement and for six (6) months after any termination of this Agreement, Triad agrees it will neither directly or indirectly gain or attempt to gain any interests in any of the Leases or Subleases or the wells and/or mineral interests related thereto except pursuant to the transactions contemplated by this Agreement. This provision may be waived on an individual basis only by the written agreement of the Parties.
Section 15.Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF, this Agreement has been signed by the duly authorized representatives of the Parties hereto as of the Effective Date.

TRIAD HUNTER, LLC

By:    /s/ Gary C. Evans
Name:    Gary C. Evans
Title:    Chief Executive Officer

MNW ENERGY, LLC

By:    /s/ James S. Vuksic
Name:    James. S. Vuksic
Title:    President and CEO